SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

CKX, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12562M106

(CUSIP NUMBER)

With a copy to:
Robert F.X. Sillerman	Kramer Levin Naftalis & Frankel LLP
150 Fifth Avenue	1177 Avenue of the Americas
New York, New York 10011	New York, New York 10036
Tel. No.: (212) 231-0091	Attention: Thomas E. Molner, Esq.
Tel. No.: (212) 715-9100

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Introductory Note:

This Amendment No. 18 (this “Amendment”) filed by Robert F.X. Sillerman (“Sillerman”) and Sillerman Capital Holdings, L.P. (“Capital Holdings” and together with Sillerman, the “Reporting Persons”), amends the Schedule 13D originally dated December 23, 2004, as it has been amended from time to time, filed by the Reporting Persons and others (the “Statement”), with respect to the common stock, par value $.01 per share (“Common Stock”), of CKX, Inc. (the “Company”).  Notwithstanding this Amendment, the original Statement and the prior amendments speak as of their respective dates.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented with the following information:

Pursuant to the Support Agreement, on June 20, 2011, the Supporting Stockholders delivered a notice to Parent electing not to contribute any of the Covered Shares to Parent prior to the Merger in exchange for Parent Shares, but rather electing to contribute the Covered Shares to Parent prior to the Merger in exchange for cash valued based on the per share consideration payable in the Merger.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2011

/s/Robert F.X. Sillerman
Robert F.X. Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P. By: Sillerman Capital Holdings, Inc., its general partner
By: /s/ Robert F.X. Sillerman
Name: Robert F.X. Sillerman
Title: President